August 6, 2024

Emanuel Hilario
President and Chief Executive Officer
The ONE Group Hospitality, Inc.
1624 Market Street, Suite 311
Denver, Colorado 80202

       Re: The ONE Group Hospitality, Inc.
           Registration Statement on Form S-3
           Filed August 2, 2024
           File No. 333-281206
Dear Emanuel Hilario:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Will Goodling